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                        AMENDMENT NO. 11

                               TO

               PENNSYLVANIA POWER & LIGHT COMPANY

                  EMPLOYEE STOCK OWNERSHIP PLAN

	WHEREAS, Pennsylvania Power & Light Company ("Company") has adopted the Pennsylvania Power & Light Company Employee Stock Ownership Plan ("Plan") effective January 1, 1975; and
	WHEREAS, the Plan was amended and restated effective Janu-ary 1, 1987, and subsequently amended by Amendment Nos. 1, 2, 3,
4, 5, 6, 7, 8, 9 and 10; and
	WHEREAS, the Company desires to further amend the Plan; NOW, THEREFORE, the Plan is hereby amended as follows:
  I.	Effective January 1, 1994, the following sections of Arti-
cles IV and XII are amended to read:
	4.4 Dividend-based Contribution. Commencing with the 1990 Plan Year, the Company may contribute to the Plan an amount determined by the Company in its sole discretion relating to the reduction in taxes arising out of the payment of dividends to participants and the contribution thereof to the Plan. The Divi-dend-based Contribution is in addition to contributions made pursuant to Sections 4.1, 4.2 and 4.3. All contributions by the Company are expressly conditioned upon their deductibility for federal income tax purposes.

	12.4  Spendthrift Clause.

	(a) No benefit payable at any time under this Plan, and no interest or expectancy herein shall be anticipated, assigned, or alienated by any Participant or beneficiary, or be subject to attachment, garnishment, levy, execution or other legal or equi-table process, except for (1) an amount necessary to satisfy a Federal tax levy made pursuant to Section 6331 of the Code and
(2) any benefit payable pursuant to a domestic relations order within the meaning of the Code.

	(b) Any attempt to alienate or assign such benefit, whether presently or thereafter payable, shall be void. No benefit shall in any manner be liable for or subject to the debts or liability of any Participant or beneficiary. If any Participant or benefi-ciary shall attempt to, or shall, alienate or assign his benefits under the Plan or any part thereof, or if by reason of his bank-ruptcy or other event happening at any time, such benefits would devolve upon anyone else or would not be enjoyed by him, then the Employee Benefit Plan Board may terminate payment of such benefit and hold or apply it to or for the benefit of the Participant or beneficiary.

	(c) The Employee Benefit Plan Board shall review any domes-tic relations order to determine whether it is qualified within the meaning of Section 414(p) of the Code. An order shall not be qualified unless it complies with all applicable provisions of the Plan concerning mode of payment and manner of elections. Notwithstanding the preceding sentence and any restrictions on timing of distributions and withdrawals under the Plan, an order may provide for distribution immediately or at any other time specified in the order.

 II.	Except as provided for in this Amendment No. 11, all other
provisions of the Plan shall remain in full force and effect.
	IN WITNESS WHEREOF, this Amendment No. 11 is executed this _____ day of January, 1994.
                            PENNSYLVANIA POWER & LIGHT COMPANY


                                    /s/ John M. Chappelear
                            By:_______________________________
                                 John M. Chappelear
                                 Chairman
                                 Employee Benefit Plan Board